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                                                        SEC FILE NUMBER 0-15336

                                                        CUSIP NUMBER 566605 01 1
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      [ ] Form 10-K       [ ] Form 20-F      [ ] Form 11-K
      [X] Form 10-Q       [ ] Form N-SAR     [ ] Form N-CSR

For Period Ended: June 30, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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Nothing  in this  Form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:
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PART I--REGISTRANT INFORMATION
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     Margo Caribe, Inc.
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     Full Name of Registrant

     Margo Nursery Farms, Inc.
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     Former Name if Applicable

     State Road 690, Kilometer 5.8
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     Address of Principal Executive Office (Street and Number)

     Vega Alta, Puerto Rico 00692
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     City, State and Zip Code

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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


As a result of a change in the registrant's principal financial officer, the registrant requires additional time to prepare and review the report.


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PART IV--OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification

         Olfa Falcon                       (787)                 883-2570
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             (Name)                      (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X] Yes     [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Margo expects to report losses of $122,484 and $77,180 for the quarter and six month period ended June 30, 2003, respectively, compared to net income of $143,230 and $323,435 for the comparable periods of 2002. The losses were primarily due to the incurrence during the second quarter of 2003 of $142,903 in costs related to the consolidation of nursery facilities and the decrease in revenues from the landscaping segment.

                               Margo Caribe, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2003                    By: /s/ Olga Falcon
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                                         Title:  Controller
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